May 21, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen Energy MLP Total Return Fund
(the	“Registrant” or “Acquiring Fund”);

File No. 333-180523

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (the “Amendment”) relating to the issuance of common shares in connection with the proposed reorganization of MLP & Strategic Equity Fund Inc. (the “Acquired Fund”) into the Registrant (the “Reorganization”).

The Amendment incorporates revisions to the Registrant’s Registration Statement on Form N-14 filed on April 3, 2012 relating to the issuance of common shares in connection with the Reorganization (the “Registration Statement”), in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on May 2, 2012, with respect to the Registration Statement. The Amendment is also being filed for the purpose of providing certain information required by the Form and not included in the Registration Statement and to make certain other non-material changes.

Set forth below are the comments and the Registrant’s responses. The Acquiring Fund and Acquired Fund are referred to herein each as a “Fund” and together as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

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May 21, 2012

(2)	Comment: In the Q&A Section, in response to the question concerning why the Board recommended the Reorganization, the Registrant states: “The proposed Reorganization is intended to result in lower operating expenses (excluding costs of leverage) as a result of the larger size of the combined Fund and to enhance the secondary trading market for common shares of the Funds.” Similar statements concerning the decrease in operating expenses – excluding the costs of leverage – appear elsewhere in the Registration Statement. As disclosed in the Registration Statement, the Acquiring Fund currently uses leverage in the form of debt borrowings, while the Acquired Fund does not engage in leverage. In light of the foregoing, please revise the above-referenced statement from the Q&A, and other similar statements in the Registration Statement, to clarify the effect of leverage on the overall operating expenses as a result of the Reorganization.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(3)	Comment: The Registrant’s response to the question concerning why the Board recommended the Reorganization, in the Q&A Section, appears to address the results of the Reorganization rather than the reason(s) why the Board determined that it would be in the best interests of each Fund. Please clarify the answer provided or revise it as necessary to explain the reason(s) for the Reorganization.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(4)	Comment: In the Q&A Section, in addressing the potential benefits of the Reorganization, and on page 26 of the Joint Proxy Statement/Prospectus, the Registrant states that the effective management fee rate for the combined Fund is expected to be lower than the current management fee rate for each of the Acquiring and Acquired Fund. Please clarify the foregoing statements in light of the fee table.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(5)

Comment: In the Q&A Section, the Registrant states that “[t]he Reorganization is not expected to adversely impact the current distribution rate to common shareholders of the Acquiring Fund. The distribution rate of the Acquiring Fund is higher than the distribution rate of the Acquired Fund due, in part, to the increased common net earnings from the Acquiring Fund’s leveraged investment strategy.” Please revise the disclosure to clarify that the distribution rate of the combined Fund is expected to be higher than the distribution rate of the Acquired Fund.

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May 21, 2012

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(6)	Comment: In the discussion of material federal income tax consequences of the Reorganization, please add disclosure regarding the level of portfolio turnover expected as a result of the Reorganization.

Response: Disclosure has been added to the Registration Statement in response to the staff’s comment.

(7)	Comment: In the Q&A Section, the Registrant addresses the expenses in connection with the Reorganization and the allocation of the expenses between the Acquired Fund and the Acquiring Fund. Please explain to the staff how benefits of the Reorganization were calculated for purposes of allocating the expenses between the Funds.

Response: As stated in the Registration Statement, the costs of the Reorganization will be allocated between the Funds ratably based on the relative benefits of the Reorganization to each Fund during the first year following the Reorganization. The benefits of the Reorganization were determined based on the expected impact on operating expenses (exclusive of the impact of leverage).

(8)	Comment: In the Board Nominees/Board Members table, on page 2 of the Joint Proxy Statement/Prospectus, under the column “Other Directorships Held by Board Member/Nominee During the Past Five Years,” please replace “N/A” with “None” where relevant.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(9)	Comment: Please provide additional information about FAMCO MLP in the discussion of the subadviser on page 25 of the Joint Proxy Statement/Prospectus, under the sub-heading “Investment Adviser.” Among other things, please discuss how long the subadviser has been in the investment advisory business, its experience and identify its principal business address.

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Response: The Registrant has added additional information to the Joint Proxy Statement/Prospectus in response to the staff’s comment.

(10)	Comment: Please confirm the accuracy of the complex-level fee rate as of November 30, 2011, as disclosed on page 26 of the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the complex-level fee rate presented as of November 30, 2011.

(11)	Comment: Please provide a description of the subadviser’s compensation under the sub-advisory agreement.

Response: The Registrant has added a description of the subadviser’s compensation under the sub-advisory agreement to the Joint Proxy Statement/Prospectus in response to the staff’s comment.

(12)	Comment: Please disclose the length of service of the portfolio managers for each Fund in the discussion of the portfolio management team on page 27 of the Joint Proxy Statement/Prospectus.

Response: The Registrant has added additional information to the Joint Proxy Statement/Prospectus in response to the staff’s comment.

(13)	Comment: Please add the following statement after the information regarding the Funds’ portfolio managers on page 28 of the Joint Proxy Statement/Prospectus: “The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Funds.”

Response: The Registrant has added the statement as requested.

(14)	Comment: Please add a line item to the Comparative Fee Table on page 28 of the Joint Proxy Statement/Prospectus to show “Deferred Income Tax Expense” below, and in addition to, the “Current Income Tax Expense.”

Response: The Registrant has revised the Comparative Fee Table in response to the staff’s comment.

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May 21, 2012

(15)	Comment: In footnote (1) to the Comparative Fee Table on pages 28-29 of the Joint Proxy Statement/Prospectus, please show the estimated borrowings for the current period as a percentage relative to the Managed Assets for the Acquiring Fund and the combined Fund.

Response: The Registrant has added disclosure to the footnotes to the Comparative Fee Table in response to the staff’s comment.

(16)	Comment: Please confirm the accuracy of the expense examples for the combined Fund pro forma as shown on page 29 of the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the expense examples for the combined Fund pro forma in connection with revisions to the Comparative Fee Table.

(17)	Comment: Please consider whether the comparative performance information provided on page 29 of the Joint Proxy Statement/Prospectus can be presented in a more meaningful way to enable shareholders to review total returns on a net asset value and market value basis between the Funds in the same performance period(s). In addition, consider whether any benchmark performance can be added to the table to further illustrate the performance of the Funds.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(18)	Comment: Please confirm to the staff that there are no other differences in the principal risks relevant to the Funds other than those identified in the last paragraph on page 30 of the Joint Proxy Statement/Prospectus.

Response: The Registrant confirms that there are no other material differences in the principal risks relevant to the Funds other than those identified in the last paragraph on page 30 of the Joint Proxy Statement/Prospectus.

(19)	Comment: Please explain to the staff why the Board considered potential benefits of the Reorganization to Nuveen Fund Advisors and its affiliates as part of its deliberations, as disclosed on page 50 of the Joint Proxy Statement/Prospectus.

Response: For the information of the staff, the Adviser presented this information to the Board so that the Board could consider whether the Reorganization proposal presented any conflicts. This would include an

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assessment of whether the Adviser may benefit from the proposal. In addition, if there were any benefits, the Board would also have the opportunity to consider whether any adjustment to the Adviser’s fees would be appropriate in light of such benefits.

(20)	Comment: We note that the Registrant states in the Q&A Section that the Reorganization is intended to qualify as a “tax-free” reorganization for federal income tax purposes. Please confirm that the disclosure under “Federal Income Tax Matters Associated with Investment in the Funds,” on page 73 of the Joint Proxy Statement/Prospectus includes a reference to the intended qualification of the Reorganization as “tax-free,” or add this reference as necessary.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/    Nathaniel Segal

APPENDIX A

NUVEEN ENERGY MLP TOTAL RETURN FUND (JMF) AND

MLP & STRATEGIC EQUITY FUND INC. (MTP)

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), MLP & Strategic Equity Fund Inc. (the “Acquired Fund”) and Nuveen Energy MLP Total Return Fund (“Acquiring Fund,” and together with the Acquired Fund, the “Funds”), believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund. Both Funds are managed by FAMCO MLP, a division of Advisory Research, Inc. (“FAMCO MLP” or the “Subadviser”), a registered investment advisor and wholly-owned subsidiary of Piper Jaffray Companies. James J. Cunnane Jr., CFA, chief investment officer at FAMCO MLP, and Quinn T. Kiley, senior portfolio manager, co-manage both Funds.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar. It is intended that the reorganization would result in lower operating expenses per common share (excluding costs of leverage) from greater economies of scale as the combined fund’s size will result in a lower effective management fee rate and allow fixed operating expenses to be spread over a larger asset base. In addition, the fund-level management fee schedule for the Acquiring Fund provides for a lower fee than for the Acquired Fund at each breakpoint and that fee schedule will remain in place following the reorganization.

Investment Objective, Policies and Restrictions

The Acquiring Fund and Acquired Fund have similar investment objectives, policies and restrictions. The Acquiring Fund’s investment objective is to provide tax-advantaged total return, while the Acquired Fund’s investment objective is to provide a high level of after-tax total return. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

In addition, the Acquiring Fund engages in leverage, while the Acquired Fund does not. The combined fund will maintain leverage at levels similar to those for the Acquiring Fund.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

A-1

Portfolio Composition	Because the surviving fund will operate under the investment objective, policies and restrictions of the Acquiring Fund, including the use of leverage, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of March 30, 2012, the Acquiring Fund had approximately $590 million in total managed assets and the Acquired Fund has approximately $274 million in total managed assets. The significantly larger size of the Acquiring Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

In terms of the structure of the transaction, upon the closing of the reorganization the Acquired Fund will transfer all of its assets to the Acquiring Fund in exchange for common shares of the Acquiring Fund, and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund. The Acquired Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Acquired Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of the Acquired Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Acquired Fund held immediately prior to the reorganization (including for this purpose fractional Acquiring Fund shares to which shareholders would be entitled). Fractional shares will be sold on the open market and shareholders will receive cash in lieu of such fractional shares.

An analysis of the NAST Factors is consistent with this structure and result. All five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

A-2